Exhibit 99.1

Baidu Announces Third Quarter 2017 Results

BEIJING, China, October 26, 2017 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20171.

“In the third quarter, we made good progress in our strategic pillars to strengthen our mobile foundation and lead in AI,” said Robin Li, Baidu’s Co-Founder and Chief Executive Officer. “On strengthening our mobile foundation, our strategy to leverage Baidu’s leading AI technologies to increase the user scale and user stickiness of Mobile Baidu is showing measurable results. On our AI initiatives, we continue to focus on developing platforms for smart device and autonomous driving markets, as well as leveraging AI into vertical sectors, such as financial services.”

“We drove product innovation in our core business to strengthen our user and customer value proposition and made progress in our AI-enabled businesses,” said Qi Lu, Baidu’s Chief Operating Officer. “We continue to solidify the foundation of our AI platforms and grow our partner and developer ecosystems. iQIYI also continued to lead the online video industry, off the back of highly successful self-produced content.”

“We delivered solid financial results in the third quarter with top line increasing 29% year over year and operating profit growing 69% year over year,” said Herman Yu, Chief Financial Officer of Baidu. “In the third quarter, we also spun off Baidu Deliveries, as part of a year-long strategy to free up the company’s resources and management attention to focus on AI and projects with strong synergy that will optimize Baidu’s long term value.”

Third Quarter 2017 Financial Highlights

•	Total revenues in the third quarter of 2017 were RMB 23.5 billion ($3.53 billion), a 29% increase from the corresponding period in 2016. Mobile revenue represented 73% of total revenues for the third quarter of 2017, compared to 64% for the corresponding period in 2016.

•	Operating profit in the third quarter of 2017 was RMB 4.7 billion ($706 million), a 69% increase from the corresponding period in 2016. iQIYI reduced non-GAAP operating margins by 11 percentage points for the third quarter of 2017. Non-GAAP operating profit was RMB 5.5 billion ($833 million), representing a 73% increase from the corresponding period in 2016.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6533 to US$1.00, the effective noon buying rate as of September 29, 2017, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

•	Net income attributable to Baidu in the third quarter of 2017 was RMB 7.9 billion ($1.20 billion), a 156% increase from the corresponding period in 2016. Diluted earnings attributable to Baidu per ADS for the third quarter of 2017 were RMB 24 ($3.62); non-GAAP net income attributable to Baidu[2] in the third quarter of 2017 was RMB 9.1 billion ($1.36 billion), a 163% increase from the corresponding period in 2016; non-GAAP diluted earnings per ADS[3] for the third quarter of 2017 were RMB 26 ($3.89).

In the following section, comparison and analysis are provided based on reported consolidated financial results.

Third Quarter 2017 Results

Baidu reported total revenues of RMB 23.5 billion ($3.53 billion) for the third quarter of 2017, representing a 29% increase from the corresponding period in 2016.

Online marketing revenues for the third quarter of 2017 were RMB 20.1 billion ($3.02 billion), representing a 22% increase from the corresponding period in 2016. Baidu had about 486,000 active online marketing customers4 in the third quarter of 2017, representing a 7% decrease from the corresponding period in 2016. Revenue per online marketing customer for the third quarter of 2017 was approximately RMB 40,900 ($6,147), a 31% increase from the corresponding period in 2016.

Traffic acquisition costs as a component of cost of revenues was RMB 2.5 billion ($372 million), representing 10.5% of total revenues, compared to 14.2% in the corresponding period in 2016 and 11.9% in the second quarter of 2017.

Bandwidth costs as a component of cost of revenues were RMB 1.4 billion ($216 million), representing 6.1% of total revenues, compared to 6.8% in the corresponding period in 2016.

Depreciation costs as a component of cost of revenues were RMB 0.9 billion ($128 million), representing 3.6% of total revenues, compared to 4.4% in the corresponding period in 2016.

Operational costs as a component of cost of revenues were RMB 1.4 billion ($208 million), representing 5.9% of total revenues, compared to 6.3% in the corresponding period in 2016.

Content costs as a component of cost of revenues were RMB 3.9 billion ($586 million), representing 16.6% of total revenues, compared to 12.1% in the corresponding period in 2016. The year-over-year increase was mainly due to iQIYI’s increased content costs.

Selling, general and administrative expenses were RMB 3.7 billion ($563 million), representing an increase of 4% from the corresponding period in 2016.

[2]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share.
[3]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.
[4]	The number of active online marketing customers and revenue per online active customer exclude our group-buying and delivery related businesses for consistency with previous reporting.

Research and development expenses were RMB 3.2 billion ($487 million), representing a 24% increase from the corresponding period in 2016. The increase was primarily due to the growth of research and development personnel-related costs.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB 0.8 billion ($126 million) in the third quarter of 2017, compared to RMB 0.4 billion in the corresponding period in 2016.

Operating profit was RMB 4.7 billion ($706 million), representing a 69% increase from the corresponding period in 2016. Non-GAAP operating profit was RMB 5.5 billion ($833 million), representing a 73% increase from the corresponding period in 2016.

Other income, net was RMB 4.2 billion ($636 million), which mainly consisted of the investment gain recognized as a result of disposal of Baidu Deliveries.

Income tax expense was RMB 1.1 billion ($165 million), compared to RMB 1.0 billion in the corresponding period in 2016. The effective tax rate for the third quarter of 2017 was 12% as compared to 25% for the corresponding period in 2016. The decrease in the effective tax rate was primarily due to the nontaxable investment gain.

Net income attributable to Baidu was RMB 7.9 billion ($1.20 billion), representing a 156% increase from the corresponding period in 2016. Basic and diluted earnings per ADS for the third quarter of 2017 amounted to RMB 24 ($3.65) and RMB 24 ($3.62), respectively.

Non-GAAP net income attributable to Baidu was RMB 9.1 billion ($1.36 billion), a 163% increase from the corresponding period in 2016. Non-GAAP diluted earnings per ADS for the third quarter of 2017 amounted to RMB 26 ($3.89).

As of September 30, 2017, the Company had cash, cash equivalents and short-term investments of RMB 108.1 billion ($16.25 billion). Net operating cash inflow for the third quarter of 2017 was RMB 9.7 billion ($1.45 billion). Capital expenditures for the third quarter of 2017 were RMB 1.3 billion ($0.20 billion).

Adjusted EBITDA was RMB 6.8 billion ($1.03 billion) for the third quarter of 2017, representing a 62% increase from the corresponding period in 2016.

Outlook for Fourth Quarter 2017

Baidu currently expects to generate total revenues in the fourth quarter of 2017 between RMB 22.23 billion ($3.34 billion) to RMB 23.41 billion ($3.52 billion), representing a year-over-year growth of 22% to 29%. Excluding disposed businesses, such as mobile games and Baidu Deliveries, the guidance represents a year-over-year growth of 28% to 34%. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on October 26, 2017, U.S. Eastern Time (8:00 AM on October 27, 2017, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	98359218

A replay of the conference call may be accessed by phone at the following number until November 3, 2017:

International:	+61 2 8199 0299

Passcode:	98359218

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2017 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating profit, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating profit represents operating profit excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Adjusted EBITDA represents operating profit excluding depreciation, amortization and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures”.

For investor inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
	September 30,	June 30,	September 30,
(In RMB millions except for share, per share (or ADS) information)	2016	2017	2017
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	16,490	17,883	20,108
Other services	1,763	2,991	3,381

Total revenues	18,253	20,874	23,489

Operating costs and expenses:
Cost of revenues (note 1, 2)	(9,256)	(10,582)	(11,801)
Selling, general and administrative (note 2)	(3,596)	(2,934)	(3,746)
Research and development (note 2)	(2,614)	(3,148)	(3,242)

Total operating costs and expenses	(15,466)	(16,664)	(18,789)

Operating profit	2,787	4,210	4,700

Other income:
Interest income	627	712	876
Interest expense	(320)	(334)	(557)
Foreign exchange income(loss), net	20	(139)	(130)
Loss from equity method investments	(248)	(118)	(73)
Other income, net	1,272	643	4,229

Total other income	1,351	764	4,345

Income before income taxes	4,138	4,974	9,045

Income taxes	(1,045)	(564)	(1,097)

Net income	3,093	4,410	7,948

Less: net loss attributable to noncontrolling interests	(9)	(5)	(1)
Net income attributable to Baidu	3,102	4,415	7,949

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu -Basic	85.27	113.58	242.48
Net income attributable to Baidu -Diluted	85.06	113.11	240.49

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu -Basic	8.53	11.36	24.25
Net income attributable to Baidu -Diluted	8.51	11.31	24.05

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,678,734	34,678,268	34,703,924
Diluted	34,764,579	34,824,387	34,991,177

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,221)	(1,509)	(1,700)
Traffic acquisition costs	(2,594)	(2,478)	(2,476)
Bandwidth costs	(1,241)	(1,382)	(1,440)
Depreciation costs	(802)	(828)	(852)
Operational costs	(1,159)	(1,225)	(1,383)
Content costs	(2,211)	(3,112)	(3,897)
Share-based compensation expenses	(28)	(48)	(53)

Total cost of revenues	(9,256)	(10,582)	(11,801)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(28)	(48)	(53)
Selling, general and administrative	(117)	(236)	(252)
Research and development	(273)	(512)	(536)

Total share-based compensation expenses	(418)	(796)	(841)

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB millions except for number of shares and per share data)	December 31, 2016	September 30, 2017
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	10,898	15,357
Restricted cash	318	447
Short-term investments	71,196	92,730
Other invested securities	7,748	21,496
Accounts receivable, net	4,109	4,728
Loans and interest receivable, net	1,800	14,070
Amounts due from related parties	346	993
Other assets, current	3,345	5,248

Total current assets	99,760	155,069

Non-current assets:
Fixed assets, net	11,294	12,058
Intangible assets, net	3,872	4,895
Goodwill	15,342	15,810
Long-term investments, net	45,690	46,214
Loans and interest receivable, net	2,709	3,699
Amounts due from related parties	11	10
Deferred tax assets, net	1,100	1,532
Other assets, non-current	2,219	4,169

Total non-current assets	82,237	88,387

Total assets	181,997	243,456

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	1,115	1,353
Convertible notes payable	—	8,186
Amounts due to the third-party investors	6,759	35,410
Accounts payable and accrued liabilities	21,896	24,985
Customer advances and deposits	6,032	6,920
Deferred revenue	596	526
Deferred income	566	561
Long-term loans, current portion	3,468	1,008
Notes payable, current portion	5,203	11,637
Capital lease obligation	8	—
Amounts due to related parties	459	337

Total current liabilities	46,102	90,923

Non-current liabilities:
Deferred income	28	73
Long-term loans	6,822	6,841
Notes payable	27,648	29,768
Deferred tax liabilities	3,589	3,472
Other non-current liabilities	65	75

Total non-current liabilities	38,152	40,229

Total liabilities	84,254	131,152

Redeemable noncontrolling interests	5,492	3,097
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,325,551 shares and 27,521,260 shares issued and outstanding as at December 31, 2016 and September 30, 2017	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,401,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2016 and September 30, 2017	—	—
Additional paid-in capital	8,323	10,958
Retained earnings	85,734	97,979
Accumulated other comprehensive income(loss)	(1,783)	70

Total Baidu, Inc. shareholders’ equity	92,274	109,007
Noncontrolling interests	(23)	200
Total equity	92,251	109,207

Total liabilities, redeemable noncontrolling interests, and equity	181,997	243,456

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB millions except for share and per ADS information, unaudited)

	Three months ended
	September 30, 2016	June 30, 2017	September 30, 2017
Operating profit	2,787	4,210	4,700
Add: Share-based compensation expenses	418	796	841

Non-GAAP operating profit	3,205	5,006	5,541

Add: Depreciation of fixed assets	899	932	957
Add: Amortization of intangible assets	126	70	347

Adjusted EBITDA	4,230	6,008	6,845

	Three months ended
	September 30, 2016	June 30, 2017	September 30, 2017
Net income attributable to Baidu	3,102	4,415	7,949
Add: Share-based compensation expenses	418	796	841
Add: (Gain)loss associated with the dilution of equity method investees	(73)	360	286

Non-GAAP net income attributable to Baidu	3,447	5,571	9,076

Weighted average number of ADS used in computing GAAP and non- GAAP diluted earnings per ADS	347,645,787	348,243,867	349,911,767

GAAP diluted earnings per ADS	8.51	11.31	24.05
Add: Accretion of the redeemable noncontrolling interests	0.42	1.37	(1.33)
Add: Share-based compensation expenses	1.20	2.29	2.40
Add: (Gain)loss associated with the dilution of equity method investees	(0.21)	1.03	0.82

Non-GAAP diluted earnings per ADS	9.92	16.00	25.94

Reconciliation from net cash provided by operating activities to free cash flow (in RMB millions, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	September 30, 2016	total revenues	June 30, 2017	total revenues	September 30, 2017	total revenues
Net cash provided by operating activities	4,501	25%	6,626	32%	9,680	41%
Less: Capital expenditures	(1,183)	-6%	(1,125)	-5%	(1,297)	-6%

Free cash flow	3,318	19%	5,501	27%	8,383	35%